April 27, 2018

VIA EDGAR and E-Mail

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	Royal Hawaiian Orchards, L.P. Schedule 13E-3, as amended Filed on April 12, 2018 File No. 5-62439 Revised Definitive Information Statements on Schedule 14C Filed on April 12, 2018 File No. 1-09145

Dear Mr. Hindin:

Set forth below are the responses of Royal Hawaiian Orchards, L.P. (the “Partnership”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, which were delivered in your letter dated April 17, 2018 (the “Comment Letter”), regarding the Company’s Schedule 13E-3, as amended, filed via EDGAR on April 12, 2018 (the “Schedule 13E-3”), and the Company’s Definitive Information Statement (Amendment No. 1) on Schedule 14C, filed via EDGAR on April 12, 2018 (the “Revised Definitive Information Statement”).

Set forth below are the Staff’s comments from the Comment Letter, followed by responses on behalf of the Partnership. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Revised Definitive Information Statement. Please note that to the extent any response relates to information concerning the Ebrahimi Holders, such response is included in this letter based on information that is publicly available or provided to the Partnership by the Ebrahimi Holders or their representatives.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 27, 2018

Schedule 13E-3

1.

We note your response to prior comment 1 and are unable to agree that the Ebrahimi Holders were not affiliates of the Partnership engaged in the Rule 13e-3 transaction. Please amend the Schedule 13E-3 to list the Ebrahimi Holders as signatories to the Schedule 13E-3 signature page and include them in the filing as filing persons. Please also amend the Schedule 13E-3 and information statement consistent with our prior comments 2 and 7 and provide the disclosure required by Item 2 of Schedule 13E-3 with respect to any purchases made by the Ebrahimis during the relevant period. Refer to Item 1002(f) of Regulation M-A.

The Partnership acknowledges that the Ebrahimi Holders are affiliates of the Partnership. However, the Partnership respectfully disagrees with the determination of the Staff that the Ebrahimi Holders are affiliates of the Partnership engaged in the Rule 13e-3 transaction and, therefore, are required to be filing persons on the Schedule 13E-3.

Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions states that two separate but related issues may be raised with respect to the determination of “filing-person” status in a going private transaction. The first issue is whether the person is an “affiliate” of the issuer within the scope of Rule 13e-3(a)(1). As noted above, the Partnership acknowledges that the Ebrahimi Holders are affiliates. However, being an affiliate alone is not sufficient to require the affiliate to be a filing person. The second issue to be addressed, as noted in Question 201.05, is whether an affiliate is deemed to be engaged in the going private transaction. As discussed below, the Ebrahimi Holders are not engaged in the Reverse Split. By requiring the Ebrahimi Holders to sign the Schedule 13E-3, the SEC would be forcing Mr. Ebrahimi to become engaged in the Reverse Split when he has not been, nor is he under any legal obligation to become, so engaged.

Ebrahimi Holders Are Not Engaged in the Going Private Transaction

We understand that in many instances a person with 75% ownership of a public company does control the board of directors and dictates company action. In our case, however, because the Partnership is a limited partnership, the limited partners of the Partnership do not control or dictate company action and do not have the power to nominate and elect directors of the general partner. In fact, the Ebrahimi Holders have taken action as limited partners four times since filing their original Schedule 13D in 2002. The Ebrahimi Holders voted on an amendment to the Partnership Agreement in March 2008 to allow the Partnership to expand its purpose to add processing and marketing activities in addition to farming activities, they participated in each of the Partnership’s rights offerings in 2014 and 2017, and they approved the amendments of the Partnership Agreement in March 2018. In each amendment of their Schedule 13D filed with respect to their ownership of the Units, the Ebrahimi Holders have consistently disclosed that they own Units in the Partnership for investment purposes. The Partnership believes that Mr. Ebrahimi and the other Ebrahimi Holders are sensitive to their status as limited partners and that they have intentionally avoided taking any actions that would deprive them of their limited liability status as limited partners.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 27, 2018

The Partnership is managed by the Managing Partner, which in turn is managed by the Board. We acknowledge that, generally, someone who controls the general partner of a limited partnership controls the actions of the limited partnership. Again, the Partnership’s situation is unique. While the Ebrahimi Holders have indirectly owned the Managing Partner since 2016, the Ebrahimi Holders have never tried to control or dictate the actions of the Managing Partner or the Partnership. The Ebrahimi Holders have never made any attempt to change the composition of the Board or to influence the Board’s decisions regarding the Partnership’s actions. Mr. Ebrahimi was asked several times dating back at least ten years to join the Board; he has repeatedly declined. The tenure of all four Board members precedes the acquisition by the Ebrahimi Holders of beneficial ownership of the stock of the Managing Partner. The Ebrahimi Holders have never asked to add or replace any directors. Since becoming the owner of the Managing Partner, the Ebrahimi Holders have re-elected the directors proposed by the Nominating, Governance and Compensation Committee of the Board without question or comment. The Ebrahimi Holders have never attended a board meeting.

The fact that the Ebrahimi Holders, acting in their capacities as limited parties, adopted resolutions by majority written consent, following the recommendation of the Board, does not mean the Ebrahimi Holders were engaged in the Rule 13e-3 transaction. It only demonstrates an awareness that the Managing Partner could determine to effect a combination (as reverse splits are typically referred to in Partnership Agreements). Such a provision is common in master limited partnership agreements. Even if the Ebrahimi Holders suspected or believed that the Managing Partner intended to authorize a Reverse Split, the Ebrahimi Holders had no knowledge of the timing or terms of the Reverse Split, including, but not limited to, the ratio of the split, whether fractional Units would be purchased by the Partnership and, if so, at what price, or whether the Managing Partner would elect one of the other options provided for in the Amendment, including rounding of fractional Units or arranging for the aggregation and sale of the fractional Units. Further, the Ebrahimi Holders did not initiate the Reverse Split and had no involvement with or input regarding the terms of the Reverse Split. The Ebrahimi Holders were never consulted by management or the Board of the Managing Partner, nor have they requested any additional information, regarding the Reverse Split.

If the Ebrahimi Holders are required to become Filing Persons and to become signatories to the Schedule 13E-3, the Board will need to contact Mr. Ebrahimi and schedule a meeting with him in order to make a presentation and provide him with the same information considered by the Board to enable Mr. Ebrahimi to make his own determination as to whether he reasonably believes the transaction is fair and the basis for that belief. Meeting with Mr. Ebrahimi will take some time to arrange, as Mr. Ebrahimi spends much of his time overseas. Mr. Ebrahimi is an entrepreneur who owns businesses and investments in a variety of industries worldwide. His investment in the Partnership is relatively small by comparison to other investments that have been disclosed publicly; see, for example, the Schedule 13D for First Solar, Inc. filed recently by the Ebrahimi Holders.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 27, 2018

The Partnership Alone is Engaging in the Going Private Transaction

The Reverse Split has been 100% driven by the Board as a way to reduce costs and risks. The Board believes that the limited partnership structure as well as the tax cost and public company costs can only be justified if the business can grow significantly and return to paying dividends. The Units have traded between $4.37 per Unit and $1.55 per Unit during the last ten years. The low Unit price has led to day traders buying and selling Units to make gains of pennies without understanding (a) the tax cost to them of being a unitholder and (b) the significant cost to the Partnership of preparing a Schedule K-1 for each unitholder (approximately $98 per unitholder in 2017), even unitholders that may only own the Units for a week or two.

The Board recognized that a corporate structure would be more efficient for the Partnership, but the Partnership cannot convert to a corporate structure without obtaining the affirmative vote of holders owning 95% of the Units. Obtaining the vote of 10% of the unaffiliated limited partners is not reasonably feasible given the large number of limited partners owning a very small percentage of Units.

The Partnership embarked on a growth strategy to reach the scale necessary to justify its structure and reduce its risks associated with the volatility of macadamia nut prices. The Partnership conducted the 2014 Rights Offering to grow the Partnership’s branded products business into a $100 million business. Sales grew but the branded products business was not profitable, losing over $13 million since the launch date. The Partnership sold its branded products business in the first quarter of 2018. The Partnership has also explored growth through acquisitions and joint ventures, none of which have materialized.

In 2016, the Partnership was losing money and faced with going concern and material weakness issues. The chairman of the Audit Committee of the Board was forced to step down from his role as chairman of the Audit Committee and become the CFO/CEO of the Managing Partner in order to timely complete the Partnership’s SEC filings and to overcome the material weaknesses. The Board and management implemented cost savings measures, including eliminating layers of management, reducing office employees, and upgrading accounting systems and procedures. The 2017 Rights Offering was conducted to resolve the going concern issue and to provide a means to return profitability to the Partnership’s orchards, which have been suffering from age, pests, and adverse weather events. The Partnership needs to make the necessary capital investments to upgrade its equipment and orchards. The Partnership was profitable in 2017 for first time in five years due to significant staff cuts but now needs to reduce its general and administrative expenses further to mitigate higher labor costs and the business and financial risks associated with possible weak crop years and significant declines in macadamia nut prices.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 27, 2018

Management and the Board analyzed the level of investment required to justify the Partnership’s limited partnership structure and the costs per limited partner of preparing and distributing tax filings. The Board concluded that a significantly higher Unit price would be required to justify the partnership structure and to help investors realize that they are investing in a partnership and that such investment has tax implications for both the investor and the partnership. In order for the Units to reach the price levels considered by the Board, the Partnership would need to grow at a rate that is not reasonably feasible, or a reverse split would be required. Only after reaching these conclusions and calculating the desired Unit pricing did management and the Board realize that the reverse split would give the Partnership the option of going private, which in turn would provide significant cost savings and strengthen the Partnership for future growth.

Conclusion

We do not believe that Rule 13e-3 was intended to force affiliates of a company to become engaged in a going private transaction being effected by the company when the affiliates have not been engaged and are under no legal obligation to become engaged. We respectfully ask the Staff to consider the unique set of facts in our situation and conclude that the Ebrahimi Holders are affiliates of the Partnership but are not engaged in the Rule 13e-3 transaction and, therefore, are not required to be filing persons on the Schedule 13E-3.

2.

We note the response to comment 3, and we are unable to conclude that the March 27 and 28, 2018 purchases by the Ebrahimi Holders were not transactions effected as a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3.

As noted by the Staff in its original comment letter, Exchange Act Rule 13e-3(a)(3) defines a Rule 13e-3 transaction as “any transaction or series of transactions . . . which has either a reasonable likelihood or a purpose of producing . . . the effects described in paragraph (a)(3)(ii)” – namely, causing a class of equity securities to become eligible for termination of registration under certain Exchange Act rules. As discussed in Question and Answer No. 4 of Exchange Act Release No. 34-17719 (the “Release”), the determination of whether a single transaction will be regarded as one step in a series of transactions which together constitute a Rule 13e-3 transaction, is based on the particular facts and circumstances. As an example, the Release explains that a single “transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating,” a Rule 13e-3 transaction, would be a part of a series of transactions constituting a Rule 13e-3 transaction. In the absence of a purpose to facilitate a Rule 13e-3 transaction, the determination should “take into account past, current and planned transactions of the issuer, its affiliates and others”. The purchases by the Ebrahimi Holders on March 27 and March 28, 2018 (the “March Purchases”), totaled 15,194 Units and increased the Ebrahimi Holders’ beneficial ownership of the Units by only .07%, from 77.28% to 77.35% of the outstanding Units. In this case, the March Purchases will have no material impact on the number of record holders or beneficial holders or on the cash consideration required by the Partnership to purchase fractional Units following the Reverse Split. Thus, the March Purchases will not increase the probability of the Reverse Split achieving the desired results or otherwise facilitate the Reverse Split. The March Purchases may reduce the aggregate expense to the Partnership, but they may also increase the aggregate expense to the Partnership. The total cash consideration required will depend on the number of fractional Units resulting from the Reverse Split, which will depend on the distribution of the Units among the holders. With respect to open market purchases and sales, the number of fractional Units may increase or decrease depending on the holdings of each specific buyer and seller of Units. A review of the past, current and planned transactions of the Partnership and the Ebrahimi Holders supports the position that (1) the Ebrahimi Holders have been passive investors in the Partnership, (2) the March Purchases were consistent with the hundreds of prior purchases made by the Ebrahimi Holders over the course of more than two decades, and (3) the March Purchases were not part, or in furtherance, of a series of transactions to effect a Rule 13e-3 transaction.

* * * * *

The Partnership acknowledges that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 27, 2018

Please direct any questions that you may have with respect to the foregoing to the undersigned at 303-892-7314 or wanda.abel@dgslaw.com.

Sincerely,

/s/Wanda J. Abel

Wanda J. Abel

Partner

Davis Graham & Stubbs LLP

cc: Bradford Nelson, President, Royal Hawaiian Resources, Inc